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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                      Leisure Time Casinos & Resorts, Inc.
       ------------------------------------------------------------------
                                (Name of Issuer)
       ------------------------------------------------------------------

                          $.001 Par Value Common Stock
       ------------------------------------------------------------------
                         (Title of Class of Securities)
       ------------------------------------------------------------------

                                   52541 P 101
       ------------------------------------------------------------------
                                 (CUSIP Number)
       ------------------------------------------------------------------

                                December 31, 1999
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]     Rule 13d-1(b)

[    ]     Rule 13d-1(c)

[ X ] Rule 13d-1(d)


*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     52541 P101

==================================================================

 1      NAMES OF REPORTING PERSON                Elden W. Rance
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
        ONLY)  N/A


==================================================================

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a) |_|
                                               (b) |_|
==================================================================

 3      SEC USE ONLY


==================================================================

 4      CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S. citizen

==================================================================

                               5 SOLE VOTING POWER
        NUMBER OF
          SHARES                                   562,500 shares
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                           =======================================

                            6  SHARED VOTING POWER
                                                        -0- shares
                           ----===================================

                            7  SOLE DISPOSITIVE POWER
                                                    562,500 shares

                           ----===================================

                            8  SHARED DISPOSITIVE POWER
                                                        -0- shares

==================================================================

 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                                                   562,500 shares
==================================================================

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*


         [X]
==================================================================

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                             8.7%
==================================================================

12      TYPE OF REPORTING PERSON*
        IN
==================================================================

*The aggregate amount reported by Mr. Rance excludes 900 shares of the Common Stock of the Issuer underlying an option owned by Mr. Rance's wife. Mr. Rance disclaims beneficial ownership of these 900 shares as he does not have or share voting power or investment power with respect to them.

Item 1.

      (a) The name of the issuer is Leisure Time Casinos & Resorts, Inc. (the "Issuer").

      (b) The address of the Issuer's principal executive offices is:

           4258 Communications Drive
           Norcross, Georgia  30093


Item 2.

      (a)  The name of the filing person is Elden W. Rance.

      (b) The principal business office of Mr. Rance is:

           4258 Communications Drive
           Norcross, Georgia  30093

      (c) Mr. Rance is a U.S. citizen.

      (d) The title of the class of securities is $.001 Par Value Common Stock.

      (e) The CUSIP number is 52541 P 101.


Item 3. Designation of filing person if statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c)

           N/A

Item 4.    Ownership

     (a) The shares owned by Elden W. Rance represent 562,500 shares of the $.001 Par Value Common Stock ("Common Stock") of the Issuer underlying a presently exercisable option.

     (b) Mr. Rance owns approximately 8.7% of the outstanding shares of the Common Stock of the Issuer.

      (c) The number of shares as to which Mr. Rance has:

           (i)  Sole power to vote or to direct the vote:     562,500 shares

           (ii) Shared power to vote or to direct the vote:   -0-

           (iii)Sole power to dispose or to direct the
                disposition of:                               562,500 shares

           (iv) Shared power to dispose or to direct the
                disposition of:                               -0-

Mr. Rance's wife owns 900 shares of the Common Stock of the Issuer underlying an option. Mr. Rance disclaims beneficial ownership of these 900 shares as he does not have or share voting power or investment power with respect to them.

Item 5.    Ownership of Five Percent or Less of a Class

           N/A

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company

           N/A

Item 8.    Identification and Classifications of Members of the Group

           N/A

Item 9.    Notice of Dissolution of Group

           N/A

Item 10. Certification for statements filed pursuant to ss.240.13d-1(b) or ss.240.13d-1(c)

           N/A

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 7, 2000.



Elden W. Rance
------------------------------------
Elden W. Rance